Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following letter to the editor submitted by Constellation Energy related to the merger with Exelon was published in the Baltimore Sun newspaper on June 29, 2011.

Constellation-Exelon merger will benefit Baltimore, BGE customers

2:34 PM EDT, June 29, 2011

In his June 27 commentary (“PSC should be skeptical of Constellation-Exelon merger”), Byron Beckford questions whether the pending merger of Constellation Energy with Exelon Corporation will be good for Baltimore. It will.

Since we first began discussions late last year, both companies committed to structure the transaction in a way that best serves our customers and honors Constellation’s long history and commitment to Baltimore, and to Maryland. In this regard, we could not have found a better partner than Exelon. Exelon brings with it a reputation as a world-class utility operator with a respected track record for safety and reliability. With the merger, Constellation Energy will become an important pillar of a larger, stronger company that will continue to have substantial operations in the region and a commitment to growing our Baltimore-based business to serve an increasing number of customers across the nation.

Exelon has strong roots in the communities it serves, and it shares Constellation’s long history of charitable support and community involvement. We are proud to continue that tradition together by committing not only to sustain for the next 10 years the $10 million that we provide to local charities in communities across the nation, but also to maintain the substantial $7 million share of that giving currently dedicated to charities and institutions in Baltimore and Maryland.

Altogether, the proposed merger includes a package of local benefits valued at more than a quarter of a billion dollars, representing one of the most compelling investments in Maryland in recent history, including:

•New BGE Customer Benefits: Each residential customer would receive a $100 credit within 90 days of the merger’s closing, for a total of $112 million. Another $5 million would go to the state’s Electric Universal Service Program (EUSP) to help low-income residents with their energy bills. Notably, these benefits would come in the context of rising prices for oil, but falling prices for electricity. Since 2009, the price BGE customers pay for electricity commodity has fallen by 25 percent. And an increasing number of residential customers are saving even more money by switching to one of the many competitive energy suppliers offering customer choice in Maryland.

•New Headquarters: Our commercial and renewable energy businesses would be consolidated in Baltimore in a new or renovated building that meets state-of-the-art Leadership in Energy and Environmental Design (LEED) standards. This would result in millions of dollars of new investment and lead to the relocation of jobs to Baltimore to support our growing business.

•New Investment in Efficiency, Renewable Energy and Electric Vehicles: We would provide $4 million to support the objectives of the EmPower Maryland Energy Efficiency Act and $10 million to spur the use of electric vehicles in Maryland, and we propose to develop 25 megawatts of new renewable energy in the state.

Through this dynamic partnership and these proposed investments, Constellation and Exelon will deliver better energy choices, good jobs, and help build a stronger Baltimore for years to come.

James L. Connaughton, Baltimore

The writer is Constellation Energy’s executive vice president for corporate affairs, public and environmental policy.

Copyright © 2011, The Baltimore Sun

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Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 14; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

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